EXHIBIT 4(c).2

UNOFFICIAL ENGLISH TRANSLATION

DASSAULT
SYSTEMES

9, quai Marcel Dassault, Box 310
92156 Suresnes Cedex, France
Tel: +33 1 40 99 40 99
Fax: +33 1 42 04 45 81
www.3ds.com

EMPLOYMENT CONTRACT

Between
Dassault Systèmes, whose registered office is located at 9 quai Marcel Dassault — 92150 Suresnes, represented by Muriel Penicaud, Executive Vice President Organization and Human Resources,

Party of the first part,

And
Mr. Bernard Charlès,
Residing at 3, Résidence des Tournelles, -78810 Feucherolles

Party of the second part,

Recitals

Mr. Bernard Charlès has been employed by Dassault Systèmes as an engineer since September 1, 1983.

Since that date, Mr. Bernard Charlès has occupied the positions of Service Head, Department Head, and President of Research and Strategy.

As of the date of this contract, the parties believe it is necessary to formalize and update the various provisions that appear in the employment contract of Mr. Bernard Charlès, considering the advancement in his career at the Company that has necessitated this change.

The parties hereby intend to formalize their reciprocal commitments in connection with the operating responsibilities entrusted to Mr. Bernard Charlès.

The present provisions render null and replace the provisions stipulated by the employment contract executed on April 29, 1983 by Mr. Bernard Charlès and Dassault Systèmes.

ARTICLE 1 — Position

Mr. Bernard Charlès occupies the position of

President of Technological Innovation
of Dassault Systèmes

In his capacity as President of Technological Innovation of Dassault Systèmes, Mr. Bernard Charlès shall have the following mission:

–	to define the Company’s vision with respect to innovation
–	to anticipate and initiate major technological advances
–	to organize the monitoring of technological innovation
–	to conduct all necessary prospective comparisons and analyses
–	to set up the structures in charge of those analyses
–	to assure the implementation of decisions with respect to innovation
–	to evaluate the impact of the results of technological innovation in the Group and in its environment.

This position shall be carried out at the head office of Dassault Systèmes located in Suresnes.

Mr. Bernard Charlès shall be called upon to travel worldwide in connection with performing his duties.

ARTICLE 2 — Mobility Clause

Considering the level of responsibilities entrusted to Mr. Bernard Charlès, the legitimate interests of the Company may require that he perform his duties throughout France and/or in any other country where Dassault Systèmes or one of its subsidiaries has its activities.

Consequently, Mr. Bernard Charlès agrees to accept any change in assignment that meets such needs.

This contract shall be governed by the provisions of the Collective Agreement of Metallurgy (Convention Collective de la Métallurgie) and by the Collective Agreements (Accords Collectifs) and practices applicable to Dassault Systèmes.

The “Hors Statut” classification of Mr. Bernard Charlès shall remain unchanged.

ARTICLE 3 — Duration of Contract

Insofar as it replaces the employment contract executed on April 29, 1983, this contract shall be considered executed as of that date and for an indefinite duration.

ARTICLE 4 — Employment

As a “Hors Statut” employee and considering the responsibilities that are entrusted to him, and his influence on the decisions of the Company, Mr. Bernard Charlès cannot be the subject of any specific hourly work schedule.

He shall perform his duties under a flat rate with no hourly reference, which enables him to structure his workdays freely and with full independence, in conformity with applicable law.

ARTICLE 5 — Compensation

The fixed compensation of Mr. Bernard Charlès shall be set at:

–	4,203.41 euros gross per month

This compensation shall be flat-rate and independent of the time that Mr. Bernard Charlès actually devotes to performing his duties.

The parties agree to eliminate the seniority bonus stipulated by the initial contract, due to its permanent incorporation into the total compensation.

This compensation shall be paid monthly, independently of the number of days worked during the month in question.

Moreover, pursuant to current practice at the Company, Mr. Bernard Charlès shall receive a thirteenth-month bonus payable one-half in June and one-half in December of each year.

ARTICLE 6 — Participation and Profit-Sharing

Under the conditions stipulated by the collective agreements executed by Dassault Systèmes, Mr. Bernard Charlès shall be entitled to the rights allocated to employees for:

–	participation of the employees in the fruits of the Company, granting him a right to a share of the Company’s earnings;

–	profit-sharing, giving him a financial stake in the Company’s economic performance and expansion.

These provisions shall be accompanied by social and tax benefits as stipulated by applicable regulations.

ARTICLE 7 — Contractual Indemnity Compensation in the Event of Severance of the Employment Contract

Dassault Systèmes undertakes to keep Mr. Bernard Charlès in his position in return for his loyalty and extraordinary contribution to its expansion since his arrival in 1983.

Consequently, and in the event of nonperformance of this undertaking by the Company, entailing the severance of the employment contract attributable to the Company, Dassault Systèmes agrees to pay Mr. Bernard Charlès contractual indemnity compensation equivalent to an amount that may not be less than six months of his monthly compensation valued at the date of the severance.

Moreover, a contractual indemnity payment for severance as stipulated by the Collective Agreement of Metallurgy, calculated on the basis of the seniority acquired by Mr. Bernard Charlès since September 1, 1983, shall also be paid to Mr. Bernard Charlès.

The parties agree that the total amount of the indemnity compensation pursuant to the abovementioned provisions may not be less than two years of salary, calculated at the severance date.

It shall not be owed in the event of gross or willful misconduct (faut grave ou lourde).

ARTICLE 8 — Retirement and Contingency Fund

Mr. Bernard Charlès is affiliated with the Caisse de Retraite Interentreprises (CRI), which is located at 50 route de la Reine — PO Box 85 — 92100 Boulogne, and the Caisse de Retraite et de Prévoyance (IPECA), which is domiciled at 5 rue Paul Baruel — 75015 Paris.

ARTICLE 9 — Obligation of Discretion, Confidentiality and Respect of Intellectual Property

Due to his position, Mr. Bernard Charlès has in-depth knowledge of Dassault Systèmes, and its technology, methods, employees and partners.

Consequently, Mr. Charlès agrees not to disclose information, techniques, clients or partners, commercial policy pertaining to the activities of Dassault Systèmes, and more generally the activities of the Group of which he has knowledge in connection with his position and whose disclosure could cause direct or indirect harm to Dassault Systèmes and the Dassault Systèmes.

Mr. Bernard Charlès, like all employees of the Company, has assumed the obligation to observe all rules as to confidentiality, inventions, copyright and intellectual property in general for the entire term of his employment contract.

ARTICLE 10 — Exclusivity Clause

Mr. Bernard Charlès further agrees to work exclusively for Dassault Systèmes and not to engage in any activity that competes with the Company’s activity for the entire term of his employment contract or any activity generating a conflict of interest.

ARTICLE 11 — Non-Compete Clause

Considering the duties performed by Mr. Bernard Charlès and the responsibilities that are entrusted to him, leading him to have precise knowledge of the clientele, commercial strategy, prices charged and products and technology produced, he agrees, at the termination of his employment contract for any reason, voluntarily or involuntarily:

–	not to work for a competing company or partnership and particularly companies whose activity consists of:

–	designing, developing, selling or maintaining solutions of computer-aided design, computer-aided manufacturing, computer-aided engineering, solutions of product data management, and product life-cycle management.

–	offering services connected with those applications that might compete with the activity of Dassault Systèmes.

–	not to form, directly or through an interposed person, a company, website or partnership that might compete with Dassault Systèmes.

This prohibition, which is stipulated by the Collective Agreement, shall be limited to a period of one year, as of the severance of the employment contract.

It may be renewed, one month before it expires, for a maximum period of one year.

The prohibition period shall commence on the date of actual termination of the contract and shall concern the entire French territory.

In return for this non-compete obligation, Mr. Bernard Charlès shall receive, throughout the entire period of that prohibition, monthly non-compete compensation equal to 5/10ths of the average monthly compensation received over the last 12 months of working for the Company.

In the event of termination not caused by willful misconduct, the amount of that compensation shall be increased to 6/10ths of the average described above, until Mr. Bernard Charlès finds a new job and up to the limit of the non-compete prohibition period. Mr. Bernard Charlès must provide proof of his situation to the management of Dassault Systèmes.

Any violation of the prohibition on competition shall release Dassault Systèmes from its obligation to pay the non-compete compensation to Mr. Bernard Charlès, who shall owe Dassault Systèmes any amounts that he may have received pursuant to its obligation, without prejudice to damages that might be sought from him due to the resulting loss.

The Company reserves the right to waive the clause to release Mr. Bernard Charlès from the non-compete prohibition by registered letter with return receipt requested, within eight days following notice of the severance of the employment contract.

In that eventuality, the Company shall be released from its obligation to pay the compensatory non-compete financial consideration.

ARTICLE 12 — Company Car

In connection with the position held by Mr. Bernard Charlès, Dassault Systèmes makes available to him a company vehicle, for which the Company pays the mandatory and optional insurance and maintenance repairs.

In return for the private use of that vehicle, the benefit shall be appraised and subject to payroll taxes pursuant to applicable law.

ARTICLE 13 — Use and Return of Company-Owned Equipment

The equipment that Dassault Systèmes entrusts to Mr. Bernard Charlès for the performance of his duties shall remain the Company’s property.

Pursuant to the provisions of the internal regulations of Dassault Systèmes, Mr. Bernard Charlès agrees to provide steady custody of such equipment diligently, both inside and outside the Company, in order to keep it in good condition.

The conditions for returning the entrusted equipment shall be the subject of an agreement between the parties.

Absent that, the Company’s practices shall be applied.

Executed in Suresnes in duplicate, on December 12, 2003.

[signature] Bernard Charlès President of Technological Innovation	[signature] Muriel Penicaud Executive Vice President Organization and Human Resources